UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company)

YAK COMMUNICATIONS INC.

(Name of Person Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

984208 20 7

(CUSIP Number of Class of Securities)

Charles Zwebner

Chairman and Chief Executive Officer

300 Consilium Place, Suite 500, Toronto, Ontario, Canada M1H 3G2

(647) 722-2752

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Olle

Adorno & Yoss LLP

2525 Ponce de Leon Blvd., Suite 400

Miami, Florida 33134-6012

(305) 460-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/ Recommendation Statement (this “Statement”) relates is Yak Communications Inc., a Florida corporation (the “Company”). The address of the principal executive office of the Company is 300 Consilium Place, Suite 500, Toronto, Ontario, Canada M1H 3G2. The telephone number of the Company at its principal executive offices is (647) 722-2752.

Securities

The title of the class of equity securities to which this Statement relates is the common stock, no par value per share, of the Company (the “Common Stock”). As of September 20, 2006 there were 12,965,250 shares of Common Stock issued and outstanding and 230,000 shares of Common Stock subject to issuance upon the exercise of existing employee and director stock options at an exercise price of not less than $6.41 per share and not greater than $6.57 per share. In addition, there were 367,500 shares of Common Stock subject to issuance upon the exercise of warrants at an exercise price of $17.00 per share.

Item 2. Identity and Background of Filing Persons.

Name and Address

The Company is the filing person. The business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information”, above.

Tender Offer

This Statement relates to the tender offer by Yakquisition Corp., a Delaware corporation (the “Purchaser”) a wholly-owned subsidiary of Globalive Communications Corp., a Nova Scotia unlimited liability company (“Globalive”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of the Company at a purchase price of $5.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated October 3, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer”. The Offer is described in a Tender Offer Statement on Schedule TO, dated October 3, 2006 (the “Schedule TO”) that was filed by the Purchaser and Globalive with the Securities and Exchange Commission (the “SEC”) on October 3, 2006. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) herewith and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated September 20, 2006, by and among the Purchaser, Globalive and the Company (as such agreement may from time-to-time be amended or supplemented, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) herewith and is incorporated herein by reference. The Merger Agreement provides, among other things, that upon completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Florida Business Corporation Act (the “FBCA”) and the Delaware General Corporation Law (“DGCL”), the Purchaser will be merged with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation and a wholly-owned subsidiary of Globalive, and each Share (other than Shares held by the Company, the Purchaser, or Globalive) will be converted into the right to receive the Offer Price.

The Offer to Purchase states that the principal offices of the Purchaser and Globalive are located at 60 Adelaide Street East, Toronto, Ontario M5C 3E4 Canada.

Item 3. Past Contacts, Transaction, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described below. Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (a) the Company or its executive officers, directors or affiliates or (b) Purchaser, Globalive, or their respective executive officers, directors or affiliates.

Certain Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates

Change in Control Arrangements. There are agreements between the Company and certain of the named executive officers which provide severance benefits in the event of termination of employment under certain circumstances following a change in control of the Company (as defined in the agreements). In addition, the Company has established a Change of Control Bonus Plan which provides certain senior management employees with bonuses in the event of a change of control (as defined in the Change of Control Bonus Plan).

In connection with the Merger Agreement, Charles Zwebner, the Company’s Chairman and Chief Executive Officer, entered into a letter agreement, dated as of September 18, 2006 (and executed on September 20, 2006), amending his employment agreement with Yak Communications (Canada) Inc. (“Yak Canada”) dated January 1, 2004 (the “Zwebner Employment Agreement”). Under the terms of this letter agreement, Mr. Zwebner agreed to waive his rights to receive or claim certain severance payments, bonus payments and benefits otherwise due under Section 5(a) of the Zwebner Employment Agreement resulting from the termination of his employment either without cause or for Good Reason (as defined in the Zwebner Employment Agreement) which includes a termination upon a “change of control.”

In connection with the Merger Agreement, Mr. Zwebner entered into an additional letter agreement, dated as of September 18, 2006 (and executed on September 20, 2006), terminating the Zwebner Employment Agreement effective on the earlier of (a) the Effective Time or (b) December 15, 2006. Under the terms of this letter agreement, Mr. Zwebner acknowledged his agreement to continue to be bound by the terms of the Zwebner Employment Agreement, including the non-competition provisions thereof which were modified. In addition, Mr. Zwebner, Yak Canada and Yak agreed to release each other from any claims which any of them may have against the other as of the date of the letter agreement. Under the terms of the letter agreement, Mr. Zwebner is entitled to receive a payment of $150,000 upon the effective date of his termination, which represents his 2006 performance bonus. On September 22, 2006 the Company filed a Current Report on Form 8-K with the SEC describing (among other things) the letter agreements entered into by Mr. Zwebner.

On August 4, 2006, Yak Canada entered into a First Amendment to Employment Agreement (the “First Amendment”) with Valerie Ferraro, the President of Yak Canada. The First Amendment provides, among other things, that (a) Ms. Ferraro is subject to a one-year covenant not to compete with the Company in the event her employment is terminated under certain circumstances, (b) in the event of a “change of control” of the Company, Ms. Ferraro will be entitled to receive a bonus of $250,000 (CDN) upon the closing of the change of control transaction and (c) in the event of any “change of control” any unexercised stock options held by Ms. Ferraro will be terminated without further payment to her. In addition, under the First Amendment Ms. Ferraro is entitled to an additional bonus of $150,000 (CDN) if at the end of the six month period following the closing of a change of control transaction Ms. Ferraro has not voluntarily terminated her employment or has not been terminated “for cause.”

In connection with the Merger Agreement, Ms. Ferraro entered into a letter agreement, dated as of September 18, 2006 (and executed on September 20, 2006), further amending her employment agreement with Yak Canada, dated December 21, 2005, as amended (the “Ferraro Employment Agreement”). Under the terms of this letter agreement, Ms. Ferraro’s employment with Yak Canada will be terminated effective December 31, 2006, and Ms. Ferraro acknowledged her agreement to continue to be bound by the terms of the Ferraro Employment Agreement, including the non-competition provisions thereof which were further clarified. In addition, Ms. Ferraro and Yak Canada agreed to release each other from any claims which any of them may have against the other as of the date of the letter agreement. Under the September 18 letter agreement, Ms. Ferraro is entitled to receive a termination payment equal to the sum of: (a) the Severance Payment (as defined in Section 9.2(a) of the Ferraro Employment Agreement) which provides for 12 months’ salary plus a 50% bonus thereon; (b) the Closing Bonus (as defined in Section 5.5(a) of the Ferraro Employment Agreement) in the amount of $250,000; (c) the Stay Bonus (as defined in Section 5.5(b) of the Ferraro Employment Agreement) in the amount of $150,000; (d) any accrued but unpaid base salary along with payment for accrued but unused vacation through December 31, 2006; (e) any earned bonus through December 31, 2006 in accordance with the terms of Yak Canada’s existing bonus plans; (f) any reimbursable expenses incurred and submitted through December 31, 2006 in accordance with Yak Canada’s existing policies; and (g) the Severance Benefits (as defined in Section 9.2(b) of the Ferraro Employment Agreement) subject to Section 9.3 of the Ferraro Employment Agreement. Yak Canada is required to place the cash amounts comprising this termination amount in trust (prior to the Effective Time) for the benefit of Ms. Ferraro with all amounts being released to her on January 3, 2007. On September 22, 2006, the Company filed a Current Report on Form 8-K with the SEC describing (among other things) the letter agreement entered into by Ms. Ferraro.

On August 9, 2006, the Company adopted a Change in Control Bonus Plan (the “Plan”) for certain members of senior management. Mr. Paul Broude, the Chief Accounting Officer of the Company, is a participant in the Plan. The Plan was authorized in principle by the Board of Directors of the Company on August 1, 2006. The Plan provides for the payment of an aggregate of $270,000 (CDN) to nine designated employees, which exclude Charles Zwebner, Chairman and Chief Executive Officer and Valerie Ferraro, President of Yak Canada, upon the occurrence of a “change in control” of the Company (as defined therein) and upon the occurrence of one of the three following conditions: (a) the failure of the designated employee to receive substantially equivalent, employment by the Company or successor employer; (b) the employee’s employment is involuntarily terminated within six months following such change in control, for any reason other than “cause”; or (c) the employee remains employed by the Company or successor employer for at least six months following such change in control. In addition, entitlement to the bonus is conditional on any applicable designated employee not holding any employee stock options immediately after a change in control (either because the employee exercised such options in accordance with their terms or surrendered them). One half of the bonus is due within 10 days following the change in control and the balance is due upon the satisfaction of the conditions described above.

Arrangements with Directors. The compensation plan for each independent director for the Company’s fiscal year ended June 30, 2006 was: (a) $3,000 per quarter; (b) $6,000 per annum; (c) $3,000 for attendance at the Company’s annual meeting of shareholders along with travel expenses related thereto; and (d) issuance of 2,000 shares of Common Stock per annum for continued service on the Board of Directors. In addition to the foregoing, the members of our Audit Committee received additional compensation for their extraordinary services in connection with the restatement of certain of our historical financial statements. The members of the Audit Committee received fees of $17,000 each and the Chairman received fees of $50,000. These amounts were reviewed by the Compensation Committee and recommended to the full Board of Directors which approved the amounts and payment of the fees.

In addition, at its meeting of June 12, 2006 the Company’s Board of Directors approved compensation for independent Board members including compensation for their service on various committees, effective for fiscal year 2007. The annual compensation plan for each independent director is: (a) $20,000, and (b) issuance of 10,000 shares of Common Stock for continued service on the Board of Directors. Each independent director also receives $1,000 per Board of Director (or committee) meeting which is attended in person and $500 per meeting for each such meeting which is attended telephonically.

In addition to the foregoing, the members of the Company’s Audit Committee are entitled to receive annual compensation of $5,000 and the chairman is entitled to receive $10,000. The chair of all other committees receives $2,000 per year for their service. Any special work by the independent directors, which is approved by the Board of Directors, is paid at the rate of $200 per hour.

On August 15, 2006, the Company filed a Current Report on Form 8-K with the SEC disclosing the foregoing events, including (but not limited to) the adoption of the Plan and Board and committee member compensation matters.

The foregoing compensation changes were approved and recommended by the Compensation Committee and recommended to the full Board of Directors which approved the amounts and payment of the fees, as well as the issuance of shares of Common Stock.

At its meeting of June 12, 2006, the Board of Directors of the Company also approved the following compensation for the Independent Committee (as defined below) members, which committee was established in May 2006. The compensation plan is: (a) $15,000 for each committee member other than the Chair of the Independent Committee; (b) $25,000 for the Chair of the Independent Committee; and (c) $200 per hour fee for time spent on Independent Committee matters. In addition, each Independent Committee member will receive $1,000 per Independent Committee meeting.

Pursuant to action of the Board of Directors of the Company taken by unanimous written consent on August 10, 2006, the Company issued 12,000 shares of Common Stock to each of its independent directors; 2,000 shares of Common Stock were issued as compensation for their service during the 2006 fiscal year and 10,000 shares of Common Stock were issued for their continued service in the 2007 fiscal year.

Indemnification and Insurance. The Company’s Bylaws provide that the Company shall indemnify each of its current and former officers and directors (and heirs and legal representatives of such officers and directors) to the maximum extent permitted by applicable law.

Sections 607.0850(1) and 607.0850(2) of the FBCA permits a Florida corporation to indemnify any person who is a party to any proceeding by reason of the fact that such person is or was a director of the corporation, against liability incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, a Florida corporation may not indemnify a director in connection with (i) willful misconduct or conscious disregard for the best interest of the corporation in a derivative action, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct described above; (ii) a violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) circumstances under which a director would have personal liability for unlawful distributions under the provisions of Section 607.0834 of the FBCA; or (iv) any proceeding with respect to conduct for which he or she was adjudged liable on the basis that an improper personal benefit was received by such person.

Section 607.0850(4) of the FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a committee of two or more disinterested directors to make this determination.

Notwithstanding any of the foregoing, pursuant to Section 607.0850(3) of the FBCA, a Florida corporation must indemnify any director or officer of a corporation who has been successful in the defense of any proceeding to which he or she was a party because he or she was a director or officer of the corporation, against reasonable expenses incurred by such person in connection therewith.

Article VII of the Company’s Bylaws also provides that the Company shall advance expenses incurred by a current or former officer or director with respect to any proceeding for which indemnification is available if such officer or director complies with the provisions of applicable law. Pursuant to Section 607.0850(6) of the FBCA, expenses incurred by a director or officer in a proceeding to which such person is a party may be paid by the corporation in advance of the final disposition thereof upon receipt by the corporation of a written undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification.

In addition, the Company’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations. In this regard, the Company shall, prior to the Effective Time, purchase Director’s and Officer’s Liability insurance (tail insurance) at a cost of $490,000 for a period of two years following the Effective Time. A trust outside the control of the Company will be established and funded with $350,000 for purposes of paying the deductible, if required and related expenses (legal fees and otherwise) relating to any claims against the directors and/or officers. The Board of Directors will appoint a trustee which shall have the sole discretion to expend the funds in the trust for these purposes.

Effect of the Merger on Employee Benefit Plans, Stock Plans and Warrants. The Merger Agreement provides that immediately prior to the Effective Time, each outstanding option (“Company Options”) to purchase Shares granted under the Company’s 1999 Stock Option Plan (“Company Stock Option Plan”) and each outstanding warrant or other right to acquire Common Stock (“Company Warrants,” and together with Company Options, “Company Rights”), whether or not then exercisable, shall be cancelled by the Company, and in consideration of such cancellation, the holders thereof shall be entitled to receive from the Company after the Effective Time an amount equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price thereof and (B) the total number of shares of Common Stock subject to such Company Rights to the extent such Company Rights have not been previously exercised (the “Rights Amount”) (such payment shall be net of applicable withholding taxes). Immediately prior to the Effective Time, the Company shall deposit in a bank account an amount of cash equal to the Rights Amount for each Company Right then outstanding (subject to any applicable withholding tax), together with instructions that such cash be promptly distributed following the Effective Time to the holders of such Company Rights in accordance the terms of the Merger Agreement. From and after the Effective Time, no holder of a Company Right shall have any other rights in respect of such Company Rights other than to receive payment, if any, for his or her Company Rights as set forth in the Merger Agreement. At the Effective Time, each Company Right with an exercise price equal to or greater than the Merger Price shall terminate, in accordance with their terms, without payment of any consideration.

In addition, with respect to the Warrants currently outstanding, the Company is required to notify its warrant holders of the Merger transaction at least ten calendar days prior to the Effective Time. Thereafter, the warrant holders must request, in exchange for the cancellation of the Warrants, to receive in cash the “Black-Scholes” value of the unexercised portion of the Warrants, which value is to be determined and paid by the Company promptly following (within 5 business days of) the holder’s “request.”

Effect of Merger on Management Stock Options. The Merger Agreement provides that the Company shall take all actions prior to or on the Closing Date to the effect that the Company Option Plan and any other plan, program or arrangement with any current or former employee, officer, director or consultant providing for the issuance or grant of any interest in respect of the capital stock of the Company shall terminate as of the Effective Time. The Company is required to exercise commercially reasonable efforts to ensure that following the Effective Time no current or former employee, officer, director or consultant shall have any option to acquire any Common Stock or any other equity interest in the Company under the Company Option Plan or any other plan, program or arrangement maintained by the Company. Currently, three persons have Company Options, two of which (with option covering an aggregate of 100,000 shares of Common Stock) have agreed to terminate their respective Company Options upon the payment of the bonus due upon a “change of control” (described above) and the third (former) employee holds Company Options (covering 130,000 shares of Common Stock) which expire on October 26, 2006 with an exercise of $6.50 per share of Common Stock.

Certain Agreements, Arrangements or Understandings between the Company or its Affiliates and Globalive, the Purchaser or their Respective Executive Officers, Directors or Affiliates

Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Escrow Agreement. The summary of the Escrow Agreement (defined below) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Escrow Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support and Exchange Agreement. The summary of the form of Support Agreement (defined below) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the form of Support and Exchange Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement. The summary of the confidentiality agreement dated June 30, 2006, between the Company and Globalive (the “Confidentiality Agreement”) contained in Section 13 of the Offer to Purchase filed as an exhibit to the Schedule TO is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

The Company understands that there are no agreements, arrangements or understandings between Globalive, Purchaser or their affiliates on one hand, and the officers, directors or affiliates of the Company, on the other hand, regarding compensation, employment or equity ownership and that neither Globalive nor Purchaser intends to discuss any such matters with the officers or directors of the Company until after the Merger has been consummated.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board of Directors

At a meeting of the Board of Directors of the Company (the “Board”) held on September 20, 2006, the Board unanimously: (a) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders and declared the Merger to be advisable, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (c) unanimously recommended that the shareholders of the Company accept the Offer, tender their shares of Company Common Stock to the Purchaser pursuant to the Offer and approve and adopt the Merger Agreement

Thereafter, no less than 50% of the Company’s shareholders contractually committed to support the transaction each by way of execution of a support and exchange agreement entered into with Globalive (the “Support Agreements”).

A letter to the shareholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

Background of the Tender Offer and Merger

During the fourth quarter of fiscal 2006, the Company’s Board of Directors determined that, in light of, among other things (i) rising costs and expenses associated with its remaining a public reporting company as compared to its revenue base, (ii) the need for additional investment in the Voice over Internet Protocol (VoIP) and Yak Communications (America) Inc. (“Yak America”) segments in order to realize their value, (iii) the trading value and liquidity of the market for the Company’s Common Stock, (iv) the actual performance of its core business as compared with internal financial forecasts, (v) unsolicited bids for certain assets of the Company, and (v) a lack of success in expanding the business through acquisition, the Company should explore various strategic alternatives available to it to maximize shareholder value. At a meeting of the Board following the end of the second quarter of fiscal 2006, management was directed, working with independent consultants and lawyers, to formulate various strategic alternatives for the Board to consider at its next meeting. Management engaged Genuity Capital Markets and the law firm of Torys LLP to assist with this initiative. Neither of those entities had previously provided services for the Company.

On May 11, 2006, management provided the results of their work to the Board for its consideration. Upon advice of counsel and recognizing the complex nature of this matter, the Board established an independent committee, consisting solely of independent directors of the Board (the “Independent Committee”). The Board’s mandate to the Independent Committee was, among other things, to act as an advisor to the Board with respect to the (i) review, study, exploration and analysis of various strategic alternatives to maximize shareholder value including, without limitation, the potential sale of all or portions of the Company’s operations, (ii) consider all legal and regulatory requirements applicable to any strategic alternative, (iii) canvas the structuring of any strategic alternative, (iv) review the implementation of any strategic alternative, if approved by the Board, and (v) review the Company’s public disclosures with respect to any strategic alternative.

Pursuant to its mandate, the Independent Committee held its organizational meeting on May 17, 2006. In advance of this meeting, the Chairman of the Independent Committee, Gary Clifford, held one-on-one discussions with each Independent Committee member and solicited the services of the law firm of Cozen O’Connor (“Cozen”) on behalf of the Independent Committee to provide independent legal counsel to the Independent Committee in connection with the Independent Committee’s review of the strategic alternatives. On May 17, 2006, the retention of Cozen was confirmed, and Cozen advised the Independent Committee with respect to its role and responsibility as well as the need to determine that each member of the Independent Committee had adequate time to participate in the affairs of the Independent Committee. Thereafter, the Independent Committee directed Cozen to interview each of its members and to report back to the Independent Committee with respect to Cozen’s views of the Independent Committee members’ independence and interest in the potential outcomes. Cozen reported its findings to the Independent Committee at its next meeting on June 7, 2006. Thereafter, the Independent Committee determined that each of its members were independent and disinterested.

On June 7 and 8, 2006, the Independent Committee, along with its legal counsel, met in person in Toronto, Canada with certain members of senior management, certain directors, Genuity Capital Partners and Torys LLP, to gather and assess various points of view with respect to strategic alternatives available to the Company. As a result of these sessions, a presentation was prepared by the Independent Committee for the Board which was presented to the Board on June 12, 2006.

At its June 12, 2006 meeting, the Board approved the Independent Committee’s recommendations and other matters. Among other things, the Independent Committee recommended that various strategic alternatives to maximize the Company’s shareholder value should be reviewed, explored and analyzed, including, without limitation, the potential sale of all or portions of the Company’s operations and the Independent Committee recommended that the Company engage an independent investment banking firm to advise the Independent Committee and the Board in connection with these strategic alternatives. On June 20, 2006, the Company issued a press release and filed a Current Report on Form 8-K shortly thereafter announcing the Board’s decision to explore these strategic alternatives.

On June 26, 2006, the Independent Committee engaged the investment banking firm of Orion Securities Inc. (“Orion”) to advise the Company with regard to its various strategic alternatives to maximize shareholder value, to manage a broad public auction, to prepare standard corporate finance documents (including a “teaser” and Confidential Information Memorandum (the “CIM”)) and to perform extensive research in identifying potential buyers. On June 29, 2006, the Company issued a press release and filed a Current Report on Form 8-K shortly thereafter announcing the hiring of Orion, an independent investment banker, to assist with the exploration of these strategic alternatives.

In selecting Orion, the Company consulted with a number of investment banks, six of whom made formal presentations to the Independent Committee. Prior to engaging Orion, the Company had received written letters of intent from two potential buyers: the first offered $3.48 per share on June 13, 2006; and, the second offered $40.0 million (CDN), or approximately $2.67 per share, for the Yak Canada business unit. In addition, the Company held discussions with various other parties relating to the business of the Company. However, in order to maximize shareholder value, the Company determined to proceed with Orion in charge of a broad public auction for the Company’s securities.

Beginning on June 30, 2006, following a review between Orion, the Independent Committee and management, Orion distributed a “teaser” of publicly available information to approximately 66 potential buyers, both strategic and financial. This resulted in 28 Confidentiality Agreements being signed with 17 strategic and 11 financial buyers. With input from the Company’s management and the Independent Committee, on July 18, 2006, Orion prepared and distributed copies of the CIM to a select group of 23 potential buyers, six strategic and 17 financial, after initial consideration of the financial ability of the potential purchasers to execute the deal. The materials included a request from the prospective purchasers that non-binding letters of intent (“LOIs”) be submitted to Orion by July 28, 2006. On such date, Orion received a total of nine non-binding LOIs. The all cash purchase price included in such LOIs ranged from $3.50 to $5.50 per Share. Several additional parties verbally indicated their interest in acquiring parts of the business or in providing capital to the potential acquirer once such acquirer is identified. On August 9, 2006, the Independent Committee reviewed with the Board of Directors all non-binding LOIs.

On August 4, 2006 (and executed on August 9, 2006), Yak Canada entered into a First Amendment to Employment Agreement with Valerie Ferraro, the President of Yak Canada to amend certain termination and change-of-control provisions of Ms. Ferraro’s employment agreement with Yak Canada. See “Change in Control Arrangements,” in Item 3 above. The amendment was negotiated and recommended by the Independent and Compensation Committees of the Board and approved by the Board.

Further on August 9, 2006, the Company adopted a Change in Control Bonus Plan (the “Plan”) for certain senior management members of the Company. The Plan provided for the payment of an aggregate of $270,000 (CDN) to nine designated employees, which exclude Charles Zwebner, Chairman and Chief Executive Officer and Valerie Ferraro, President, upon the occurrence of a “change in control” of the Company (as defined in the plan) and upon the occurrence of certain conditions. See “Change in Control Arrangements,” in Item 3 above.

On August 9, 2006, Orion and the Company made available to eight of the parties which executed LOI’s a “virtual” data room; the data room remained active until September 11, 2006 (and was reactivated between September 12 and 20, 2006 for selected parties). The eight potential buyers reviewed, printed, and/or downloaded various documents from the 753 documents hosted in the virtual data room. The activity of each potential buyer was electronically tracked over the active period. The prospective buyers were required to submit binding offers by September 11, 2006. During this period, the Company provided to potential bidders a draft version of the form of acquisition documentation that it contemplated that the buyer would enter into with the Company.

During the period from August 9 through September 13, 2006, members of the Company’s management made various confidential presentations regarding the Company’s operations and prospects to certain prospective purchasers, under the supervision of the Independent Committee.

On August 15, 2006, the Company filed a Current Report on Form 8-K with the SEC disclosing the foregoing events, including (but not limited to) the adoption of the Plan, Ms. Ferraro’s amendments to her employment agreement and Board and committee member compensation matters.

On September 7, 2006, KPMG Corporate Finance Inc. (“KPMG Corporate Finance”) was engaged by the Independent Committee to provide a fairness opinion as to the fairness, from a financial point of view, of the transaction contemplated by the Merger Agreement to the Company’s shareholders. KPMG Corporate Finance’s compensation arrangement for the fairness opinion is fixed and is not contingent on the conclusions reached in the fairness opinion or on the outcome of the proposed transaction. Neither KPMG Corporate Finance nor any of its affiliates was an advisor to the Company or Globalive in respect of the proposed transaction other than with respect to the provision of the fairness opinion.

On September 11, 2006, the due date for binding offers, Orion received a total of five written offers along with two verbal expressions of interest (which were deemed to be non-competitive). Several of these were non-binding, despite the Company’s instructions for binding bids. Some of the bids were accompanied by a marked up form of acquisition documentation. The all cash purchase price set forth in the binding bids ranged from $3.77 - $5.25 per share. During the period from September 12 to September 20, 2006, the Independent Committee held a number of extensive meetings to discuss, among other matters, the status of the auction process and to review the terms and provisions of each individual offer. Substantive discussions took place with the Company’s management and various legal and investment banking counsel as well as during closed door sessions of the Independent Committee members only. During this time numerous discussions were held with the various bidding parties on their bids, including the negotiation of various points on the draft form of acquisition documentation provided, and financial and other considerations, while other bidders worked to submit and negotiate merger agreements. During this process, several bidders suggested pricing other than their written bids as high as $5.75 per Share. Throughout the entire sale process, the Company did not enter into any exclusivity arrangements with any of the potential buyers, which provided an opportunity for multiple bids to be received before a definitive agreement was considered.

By September 20, 2006, Orion reviewed the submitted bids in accordance with specifically designated criteria, including: (i) analysis of bid premiums in comparison to comparable transactions in Canada and the United States; (ii) highest bid; (iii) nature and extent of deposit; (iv) financial ability to close the transaction; (v) structure of the transaction; and (vi) other considerations including required regulatory approvals. Having participated in the negotiations and having concluded its analysis of the submitted bids, Orion provided its unqualified recommendation to the Independent Committee and then the full Board supporting Globalive’s all cash offer of $5.25 per Share.

On September 20, 2006, following the rigorous auction process managed by the Independent Committee and based upon such Committee’s recommendation and the recommendation of Orion to the Board, the Board unanimously approved the all cash offer of Globalive to acquire all outstanding Shares and the merger and determined that the tender offer and the Merger Agreement maximized shareholder value and were in the best interests of the Company’s shareholders. The Board unanimously recommended that the Company’s shareholders accept Globalive’s offer and tender their shares. The $5.25 per share offered by Globalive represented a premium of approximately 39% to the $3.79 closing price of the Company’s common stock on September 19, 2006, the trading day prior to the execution date of the Merger Agreement. The transaction value is approximately $68 million.

On September 20, 2006, the Company and Charles Zwebner, Chairman and CEO of the Company, entered into a letter agreement, effective as of September 18, 2006, terminating his employment agreement effective on the earlier of December 15, 2006 (provided the Globalive transaction had closed) or the Effective Time. Similarly, Valerie Ferraro, President of Yak Canada, entered into a letter agreement, also dated as of September 18, 2006, amending her employment agreement with Yak Canada, dated December 21, 2005.

Under the Merger Agreement executed by the Company, Purchaser and Globalive on September 20, 2006, the transaction has been structured as an all cash tender offer for 100% of the Shares of Common Stock at a purchase price of $5.25 per share to be followed by the merger of the Purchaser with and into the Company with the Company being the surviving corporation. The Company will cease being an Exchange Act reporting company as promptly as possible following the closing of the transaction. The obligation of the Purchaser to accept for payment and pay for the shares tendered is subject to a number of conditions described in the Merger Agreement, including among others, the approval of the FCC if required, the approval of Bell Canada and the receipt by the Company of a fairness opinion from KPMG Corporate Finance Inc. that the Offer Price is fair to the Company’s shareholders from a financial point of view (which opinion was subsequently received and accepted by the Independent Committee and the Board). The transaction is not subject to any financing contingencies and is expected to be completed before December 31, 2006.

Under the terms of the Merger Agreement, the Company granted Globalive an option to acquire up to one share more than 80% of the Company’s issued and outstanding common stock shares that would become exercisable only upon the acceptance and payment for shares of common stock in the tender offer if more than 50% of the Company’s common stock shares shall have been tendered and not withdrawn.

In addition, pursuant to an escrow agreement (the “Escrow Agreement”) entered into concurrently with the Merger Agreement, Globalive has deposited an amount equal to $10,000,000 (the “Deposit”) with a third party escrow agent. The Deposit will be delivered to a paying agent at the closing of the Merger. If Globalive terminates the Merger Agreement under certain circumstances, $4,500,000 of the Deposit will be paid to the Company and the balance returned to Globalive. Under the terms of the Merger Agreement, the Company is required to pay a termination fee in the amount of $4,500,000 to Globalive if the Company or Globalive terminates the Merger Agreement under certain circumstances.

In addition, certain directors, officers and other shareholders, who together hold a majority ownership interest in the Company, have agreed to tender their shares in the Offer pursuant to the Support Agreements entered into with Globalive.

On September 21, 2006, the Company and Globalive issued a joint press release announcing that the Board had approved Globalive’s offer and that the Company had entered into the Merger Agreement. This press release was also filed with the SEC as a Schedule 14D-9 communication. On this date, the Company also announced its financial results of the fiscal year ended June 20, 2006 and filed its Annual Report on Form 10-K with the SEC.

On September 22, 2006, the Company filed a Current Report on Form 8-K with the SEC disclosing the material terms of the Merger Agreement, Escrow Agreement and Support Agreements. These agreements were also included as exhibits to the Form 8-K.

On September 26, 2006, the Independent Committee received and accepted the opinion of KPMG Corporate Finance that the transaction contemplated by the Merger Agreement was fair to the shareholders of the Company from a financial point of view.

Reasons for the Recommendation of the Board

In reaching its decision to approve the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer, the most significant factors that the Independent Committee evaluated, and believed supported its determination, included the following (in no specific order):

(1) The Globalive offer was the highest, all cash binding bona fide offer received by the Company and its offer represented the highest percentage premium as follows: (i) 63.6% premium compared to the September 11, 2006 closing share price; (ii) 74.4% premium compared to the June 26, 2006 closing share price; and (iii) 57.7% premium compared to the 60-day weighted average trading price prior to Orion’s engagement. In addition, Globalive’s bid was in excess of the Company’s highest trading price for the 52-week period prior to September 20, 2006.

(2) The opinion of KPMG Corporate Finance that, as of September 26, 2006, and based upon certain matters considered relevant by KPMG Corporate Finance and set forth in the opinion attached hereto as Annex A and incorporated herein by reference, the $5.25 per Share to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The Independent Committee adopted the analyses and findings of KPMG Corporate Finance in its determination that the Offer and the Merger is fair to the Company’s shareholders from a financial point of view.

(3) The recommendation of Orion that the Offer of $5.25 per Share received from Globalive should be accepted and supported by the Independent Committee and the Board.

(4) The market price of the Company’s Common Stock, which closed at $3.79 per share on September 19, 2006, and the approximate 39% premium over this price represented by the $5.25 per share that would be received by the Company’s shareholders in the Offer. Further, the Independent Committee believed that the $5.25 per Share offer was the highest price that could be obtained from Globalive.

(5) The proposed terms and conditions of the Merger Agreement. Specifically, Globalive’s offer was the only one to include a deposit, i.e., $10,000,000. Also, Globalive evidenced its financial ability and willingness to close the transaction in a logical and expedited fashion and its offer included a “top up” option to acquire up to 80% of the Common Stock. In addition, the Independent Committee considered the fact that the Merger Agreement does not provide for unreasonable termination fees and expense reimbursement obligations which would have the effect of unreasonably discouraging competing bids and that, subject to the satisfaction of specified conditions, the Board would be able to withdraw or modify its recommendation to the shareholders regarding the Offer and the Merger and enter into an agreement with respect to a superior transaction with a third party, if such a transaction becomes available prior to the consummation of the Offer and the Merger and the Board’s fiduciary duties required it to do so. In addition, the Merger Agreement required a minimum amount of regulatory approvals as a condition to closing the transaction.

(6) The fact that the Offer and the Merger are the product of arm’s-length negotiations between Globalive and the Independent Committee. These negotiations produced changes to certain terms and conditions of the Merger Agreement that are beneficial to the Company and its shareholders.

(7) The Independent Committee’s assessment that it was unlikely that another bidder would make a definitive proposal that would result in a transaction providing greater value to the Company’s shareholders, that further delays might put at risk the bids in possession of the Company and its conclusion that provisions of the Merger Agreement permitting the Board, in the exercise of its fiduciary duties, to consider competing bids, and the reasonable termination fee imposed on the Company if the Board were to accept an alternative proposal, would facilitate any competing bid.

(8) The fact that the Merger Agreement provides that the Offer would not close until at least 20 business days following the commencement of the Offer, which the Independent Committee believed provides for an adequate opportunity to consider alternative proposals, if any, and accompanying agreements, in order to consummate the transaction that is in the best possible interest of the Company’s shareholders.

(9) The compliance, insurance, regulatory and other costs of being a public company listed on the Nasdaq Global Market (or any other national exchange), including the additional costs associated with complying with the Sarbanes-Oxley Act, and in particular the substantial cost to the Company for compliance with the internal audit requirements of Section 404 of such Act.

(10) The likelihood of completion of the transactions contemplated by the Merger Agreement, taking into account Globalive’s interest in consummating the Offer and the Merger and its capital resources.

(11) The fact that the Offer and Merger consideration is all cash, which provides certainty of value and complete liquidity to the Company’s shareholders, compared to a transaction in which the shareholders would receive stock or some other form of consideration.

The Independent Committee also considered certain risks and other potentially negative factors concerning the Offer, Merger and the Merger Agreement, but ultimately determined that these factors were outweighed by the factors that supported the Independent Committee’s determination. These potentially negative factors included:

(1) The inability of the shareholders of the Company to participate in the growth of the Company’s business following the consummation of the contemplated transactions.

(2) The fact that the consideration received by the holders of the Shares in the proposed transaction would be taxable to them.

(3) The possibility that the Offer and the Merger will not be consummated, and the risks associated with such an occurrence, including the potential obligation of the Company to pay a termination fee to Globalive, as well as the negative publicity that may be generated for the Company and the negative impact such publicity may have on its business.

The foregoing discussion of information and factors considered and given weight by the Independent Committee is not intended to be exhaustive, but is believed to include a number of the material factors, both positive and negative, considered by the Independent Committee. In evaluating the transactions, the members of the Independent Committee considered their knowledge of the business, financial condition and prospects of the Company, and the views of management of the Company and the Company’s financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Independent Committee did not find it practicable to, and did not, assign relative weights to the factors or determine that any factor was of particular importance in comparison with any other factors. Rather, the Independent Committee viewed its determination and recommendation as a totality of the information presented to and considered by it.

Fairness Opinion

KPMG Corporate Finance rendered its opinion to the Independent Committee that, as of September 26, 2006, and based upon and subject to the factors, assumptions, qualifications and limitations described in the written opinion, the transaction contemplated by the Merger Agreement is fair, from a financial point of view, to the Company’s shareholders

Below follows a summary of the fairness opinion rendered by KPMG Corporate Finance to the Independent Committee. The full text of the written opinion of KPMG Corporate Finance, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken by KPMG Corporate Finance, is attached hereto as Annex A. You should read the fairness opinion in its entirety. KPMG Corporate Finance provided its opinion for the information and the assistance of the Independent Committee in connection with their consideration of the Offer, the Merger, the Merger Agreement, and the transactions contemplated thereby. The fairness opinion rendered by KPMG Corporate Finance is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer.

The Independent Committee of the Board of Directors of the Company requested that KPMG Corporate Finance render an opinion as to whether or not the transaction contemplated by the Merger Agreement was fair, from a financial point of view, to the shareholders of the Company. KPMG Corporate Finance delivered its opinion to the Independent Committee on September 26, 2006, which was later amended and restated as of such date. The full text of the written opinion of KPMG Corporate Finance, as amended and restated, setting forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex A.

In connection with preparing and rendering the opinion set forth in Annex A, KPMG Corporate Finance, reviewed, and where it considered appropriate, relied upon, or undertook, among other things, the following:

•	The audited historical financial statements of the Company for the fiscal years ended June 30, 2001, 2002, 2003, 2004, and 2005, as provided by management and/or obtained from publicly available resources;

•	The internally prepared unaudited historical financial statements of the Company and each of its reporting units for the period July 1, 2005 to June 30, 2006 and for the period July 1, 2006 to July 31, 2006, as provided by management;

•	Certain publicly available information on the Company;

•	Certain internal information, primarily financial in nature, concerning the business and operations of the Company prepared by management;

•	The Company’s projections for the period July 1, 2006 to June 30, 2011, as prepared by management;

•	The recommendation made by Orion to the Independent Committee dated September 15, 2006;

•	The Merger Agreement;

•	Summaries of correspondence, including binding and non-binding letters of intent from other bidders as provided by the Independent Committee;

•	Management’s Confidential Presentation to potential purchasers dated August 2006;

•	The Confidential Information Memorandum prepared by Orion dated July 18, 2006;

•	Financial information and related materials of the Company that were contained in the data room;

•	Discussions with representatives of Orion;

•	Discussions with the Company’s management, including the Chief Executive Officer, Chief Accounting Officer, and President concerning the strategic, financial, and operational plans for the Company;

•	Discussions with the Chair of the Independent Committee regarding, among other matters, the process undertaken by the Independent Committee with respect to the Merger transaction;

•	A presentation to the Independent Committee including a review of certain strategic alternatives available to the Company prepared by an independent financial advisor dated June 7, 2006;

•	Certain publicly available financial information and stock market data related to selected public companies that KPMG Corporate Finance considered might have relevance to its fairness opinion;

•	Financial terms, to the extend publicly available, of certain corporate acquisition transactions that KPMG Corporate Finance considered might have relevance to its fairness opinion;

•	Independent research concerning the North American telecommunications industry;

•	Independent research concerning the current economic conditions and outlook for the North American economy; and

•	Such other studies, analyses, and inquiries as KPMG Corporate Finance deemed necessary and/or appropriate.

KPMG Corporate Finance’s work consisted primarily of inquiry, consideration, analysis and discussion of this information. KPMG Corporate Finance relied upon the accuracy and completeness of all of the financial, accounting and other information made available by the Company’s management for purposes of rendering its opinion. In addition, KPMG Corporate Finance did not verify independently the completeness, accuracy or fair presentation of any of the information provided by the Company’s management.

The following is a summary of the material analyses used by KPMG Corporate Finance in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by KPMG Corporate Finance. The order of analyses described, and the result of those analyses, does not represent relative importance or weight given to those analyses by KPMG Corporate Finance. The fairness opinion is not a recommendation to any shareholder of the Company to support or reject the Tender Offer. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 26, 2006 and is not necessarily indicative of current market conditions.

KPMG Corporate Finance’s fairness opinion is based on methods and techniques that KPMG Corporate Finance considered appropriate in the circumstances as well as a number of factors relating to the proposed transaction which it considered relevant. In order to assess the fairness of the transaction from a financial point of view to the Company’s shareholders, KPMG Corporate Finance considered the following, among other factors:

•	The process undertaken by the Independent Committee. The Independent Committee retained an independent financial advisor to review strategic alternatives prior to embarking on its sale process. The sale process was managed by a second independent financial advisor (Orion) and included an extensive canvassing of the market wherein a wide range of potential strategic and financial purchasers were approached. To KPMG Corporate Finance’s knowledge, no logical potential purchaser was specifically excluded from the process. The Offer Price reflects the extensive canvassing of the market and concurrent negotiations with several potential purchasers.

•	The proposed terms of the transaction. The transaction is an all cash offer subject to various conditions, the most significant of which being that no Shares will be taken up unless more than 80% of the Shares for which the transaction is made are tendered to the transaction. Consequently, by accepting the transaction, the Shareholders do not incur any additional risk associated with future stock market fluctuations.

•	A review of the Offer Price in relation to the Company’s recent earnings and prospects. The transaction multiples and rates of return implied by the Offer Price are supported by public market multiples of comparable companies as well as precedent transactions.

•	A comparison of the Offer Price to the trading price of the Shares at various relevant dates. On a market basis, the Offer Price represents a premium of approximately 60% to both the 60-day weighted average trading price of the Shares prior to the June 20, 2006 announcement by the Board of its intention to explore its strategic alternatives and to the 60-day weighted average trading price at September 20, 2006.

•	The price performance of the Shares. During the past twelve months, approximately 80% of the Shares which traded did so at prices between $3.00 and $4.00 with a 52 week high of $4.39 and a 52 week low of $2.76.

•	The relative liquidity of the Shares. In KPMG Corporate Finance’s view, the Shares are relatively thinly traded when compared to select public company comparables. The total volume of Shares traded in the past twelve months to September 20, 2006 was approximately 11.4 million shares, which represents approximately 1.3 times the public float. Further, the Shares are not covered by any nationally recognized investment banking equity analysts which likely has a negative impact on liquidity, extent and strength of momentum and general market perception.

In arriving at its opinion, KPMG Corporate Finance did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the transaction contemplated by the Merger Agreement to the Company shareholders. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary set forth above without considering the analyses as a whole could create an incomplete view of the processes underlying KPMG Corporate Finance’s opinion. In arriving at its fairness determination, KPMG Corporate Finance considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, KPMG Corporate Finance made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses.

As described above, KPMG Corporate Finance’s opinion to the Company’s Independent Committee of the Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its decision and the foregoing summary does not purport to be a complete description of the analyses performed by KPMG Corporate Finance in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of KPMG Corporate Finance attached as Annex A.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, each executive officer, director and affiliate of the Company who owns Shares intends to tender all issued and outstanding Shares held of record or issued and outstanding Shares beneficially owned by such person to the Purchaser in the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Orion as financial advisor on June 29, 2006. The Company requested that Orion perform such financial advisory and investment banking services for the Company as are customary and appropriate in identifying, evaluating and/or implementing various strategic or financial alternatives for the Company. Under the terms of the engagement, Orion is entitled to (i) a minimum success fee in the amount of $400,000, (ii) a base success fee equal to 1% of the first $35 million of transaction value and (iii) an additional success fee equal to 2.75% of transaction value exceeding $35 million, plus reimbursement for out-of-pocket expenses.

Orion is a Toronto-based investment bank which advises clients on a broad range of global merger, acquisition and financing transactions.

The Independent Committee also retained KPMG Corporate Finance to render a fairness opinion with respect to the transaction contemplated by the Merger Agreement. For these services, KPMG Corporate Finance will receive a fixed fee of $200,000. KPMG Corporate Finance’s compensation arrangement for the fairness opinion is fixed and is not contingent on the conclusions reached in the fairness opinion or on the outcome of the proposed transaction. KPMG Corporate Finance is also entitled to be reimbursed for its out-of-pocket expenses.

KPMG Corporate Finance is a subsidiary of KPMG LLP, one of the world’s largest professional services organizations. KPMG Corporate Finance has significant experience in providing merger, acquisition and divestiture advice as well as ascribing value to a broad range of companies for various purposes, including securities law compliance, fairness opinions, mergers and acquisitions, and corporate income tax and litigation matters, among other things.

Neither the Company nor any person acting on its behalf of the Company has employed, retained or compensated, or intends to employ, retain or compensate, any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement and in the Offer to Purchase (including the disposition of assets described in “Yak America Agreement” in Item 8, below), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material changed in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement and in the Offer to Purchase, there are no transactions, board resolutions, agreements in principle, or signed contracts that have been entered into in response to the Offer that relates to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Top Up Option

Pursuant to the Merger Agreement, if the Purchaser receives the tender of at least 50% of the Shares through the Offer, but less than 80% of the Shares, the Purchaser and Globalive shall have the right to exercise the irrevocable “top up” option granted by the Company whereby the Purchaser and Globalive may purchase that amount of newly-issued Shares for a consideration per Share equal to the Offer Price only to the extent necessary to cause the Purchaser to own 80% of the fully-diluted shares after such issuance. This “top up” option is exercisable only if the Purchaser receives the tender of more than 50% of the Shares without withdrawal of such tenders, and then only to the extent necessary to cause Purchaser to own one Share more than 80% of the Shares of Common Stock then outstanding, after such issuance.

Yak America Agreement

Consummation of the Offer is subject to, among other customary conditions, the simultaneous completion by the Company of the sale of all of the capital stock of its wholly owned subsidiary, Yak Communications (America) Inc. (“Yak America”). Pursuant to a Stock Purchase Agreement with Yaktastic Corp., a Delaware corporation (“Yaktastic”), Yaktastic will pay an amount equal to the Company’s tax basis in the issued and outstanding shares of capital stock of Yak America as of the time of the closing of the sale in cash to acquire all of the stock of Yak America. The consummation of Yaktastic’s acquisition of Yak America is conditioned upon the simultaneous closing of the Offer.

The Florida “Short Form” Merger Statute

Pursuant to Section 607.1104 of the FBCA, if a parent corporation owns 80% or more of the outstanding shares of each class of a subsidiary corporation, the parent may cause the subsidiary to merge into the parent without the approval of the shareholders of the parent or the subsidiary (a “short-form merger”). If the Purchaser acquires 80% or more of the Shares in the Offer, it will be able to consummate the Merger as a short-form merger without holding a meeting of the Company’s shareholders. If the Purchaser does not acquire 80% of the Shares in the Offer and does not exercise the “top up” option described above, the Merger cannot be consummated until the Company holds a special meeting of its shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder and the requirements of the American Stock Exchange) and the shareholders of the Company vote to approve the Merger, which will take substantially more time than consummation of a short form merger.

Dissenters’ Rights

Under the FBCA, no dissenters’ or appraisal rights are available in connection with the Offer or the Merger.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(i)

Offer to Purchase, dated as of October 3, 2006 (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(ii)

Form of Letter of Transmittal (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(iii)

Form of Notice of Guaranteed Delivery (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(vi)

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(vii)

Instructions for Form W-8 BEN and Form W-8 BEN (included in mailing of tender offer materials to the Company’s shareholders by Globalive) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(viii)	Summary Advertisement published October 3, 2006 (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Globalive on October 3, 2006).

(a)(1)(ix)	Joint Press Release issued by Globalive and the Company on September 21, 2006 (incorporated by reference to the Schedule 14D-9 filed by the Company on September 21, 2006).

(a)(2)	Letter to Shareholders from the Chief Executive Officer and the Chairman of the Independent Committee of the Board of Directors of Yak Communications Inc., dated October 3, 2006.

(a)(5)	Opinion of KPMG Corporate Finance Inc., dated September 26, 2006 (included as Annex A hereto).

(e)(1)	Agreement and Plan of Merger, dated as of September 20, 2006, by and among Purchaser, Globalive and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Globalive on October 3, 2006).

(e)(2)	Escrow Agreement, dated as of September 20, 2006, by and among Globalive, the Company and Wildeboer Dellelce LLP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on September 22, 2006).

Exhibit No.	Description

(e)(3)	Form of Support and Exchange Agreement entered into between Globalive and certain shareholders of the Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on September 22, 2006).

(e)(4)	Confidentiality Agreement dated June 30, 2006, between the Company and Globalive (incorporated by reference to Exhibit(d)(4) to the Schedule TO filed by Globalive on October 3, 2006).

(e)(5)	Bylaws of the Company (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form 10-SB, filed by the Company on January 3, 2002).

(e)(6)	Change of Control Bonus Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 15, 2006).

(e)(7)	Letter Agreement Amending Employment Agreement, dated September 18, 2006, by and between Charles Zwebner, Chairman and Chief Executive Officer of the Company, and Yak Communications (Canada) Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Globalive on October 3, 2006).

(e)(8)	Letter Agreement Providing Notice of Termination of Employment, dated September 18, 2006, by and among Charles Zwebner, Chairman and Chief Executive Officer of the Company, the Company and Yak Communications (Canada) Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Globalive on October 3, 2006).

(e)(9)	Letter Agreement Providing Notice of Termination, dated September 18, 2006, by and between Valerie Ferraro, President of Yak Communications (Canada) Inc., and Yak Communications (Canada) Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Globalive on October 3, 2006).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAK COMMUNICATIONS INC.

By:	/s/ Charles J. Zwebner
Charles J. Zwebner
Chief Executive Officer and President

Dated: October 3, 2006

KPMG		ANNEX A

	KPMG Corporate Finance Inc.	Telephone (416) 228-7000
	Yonge Corporate Centre	Fax (416) 228-7123
	4100 Yonge Street	www.kpmg.ca
Suite 200
North York ON M2P 2H3
Canada

The Independent Committee of the Board of Directors

Yak Communications Inc.

300 Consilium Place

Scarborough, Ontario

M1H 3G2

September 26, 2006

To the Independent Committee of the Board of Directors

KPMG Corporate Finance Inc. (“KPMG Corporate Finance”) understands that Globalive Communications Corp. (“Globalive”), through a wholly-owned subsidiary, Yakquisition Corp. (“Yakquisition”), has agreed to make a tender offer (the “Transaction”) to acquire all of the issued and outstanding common stock (the “Shares”) of Yak Communications Inc. (“Yak” or the “Company”) for cash consideration of US$5.25 per Share (the “Offer Price”). The Transaction is pursuant to an Agreement and Plan of Merger dated September 20, 2006 by and among Yak, Globalive and Yakquisition.

KPMG Corporate Finance further understands that each of the directors who are also executive officers of Yak, in their respective capacities as shareholders of the Company, and certain other shareholders (collectively holding a minimum of 51% of the Shares) have entered into Support and Exchange Agreements (the “Support Agreements”) under which such shareholders will agree to support the Transaction, subject to the terms and conditions of the Support Agreements.

KPMG Corporate Finance has been engaged by the Independent Committee of the Board of Directors of Yak (the “Independent Committee”) to provide the Independent Committee with an opinion (the “Fairness Opinion”) as to the fairness of the Transaction, from a financial point of view, to the shareholders of Yak (the “Shareholders”). KPMG was not engaged to prepare and did not prepare a valuation in connection with the Fairness Opinion.

KPMG Corporate Finance understands that the Fairness Opinion may be filed with securities commissions and form part of the public record pertaining to the Transaction.

All dollar amounts referred to herein are expressed in US currency unless otherwise specifically noted.

Engagement of KPMG Corporate Finance

KPMG Corporate Finance was formally engaged by the Independent Committee by letter dated September 7, 2006 (the “Engagement Agreement”) to provide this Fairness Opinion. The terms of the Engagement Agreement provide that KPMG Corporate Finance is to be paid a fixed fee. In addition, KPMG Corporate Finance is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Yak in respect of certain liabilities which may be incurred by KPMG Corporate Finance in connection with the provision of its services. No part of KPMG Corporate Finance’s fee is contingent upon the conclusions reached in this Fairness Opinion or on the successful completion of the Transaction.

KPMG Corporate Finance Inc. is a subsidiary of KPMG LLP, a Canadian limited liability partnership which is the Canadian member firm of KPMG International, a Swiss Cooperative.

KPMG

The Independent Committee of the Board of Directors

Yak Communications Inc.

September 26, 2006

Credentials of KPMG Corporate Finance

KPMG LLP (“KPMG”), the parent company of KPMG Corporate Finance, is one of the world’s largest professional services organizations, offering a broad range of services. KPMG Corporate Finance professionals have significant experience in providing merger, acquisition and divestiture advice and in ascribing value to a broad range of companies for various purposes, including securities law compliance, fairness opinions, mergers and acquisitions, and corporate income tax and litigation matters, amongst other things. The Fairness Opinion expressed herein is the opinion of KPMG Corporate Finance and the form and content herein have been approved for release by a committee of directors and officers, each of whom is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

Neither KPMG Corporate Finance nor any of its affiliates is an advisor to Yak or Globalive in respect of the Transaction other than the provision of the Fairness Opinion to the Independent Committee.

KPMG has provided valuation-related services for financial reporting purposes to Yak with respect to the financial statements of Yak for the years ended June 30, 2005 and 2006. KPMG has also provided internal control advisory services to Yak during 2005. To the best of our knowledge and belief, neither KPMG Corporate Finance nor any of its affiliates have been engaged within the last two years to perform any services for Globalive.

Scope of Review

In connection with preparing and rendering this Fairness Opinion, KPMG Corporate Finance has reviewed, and where it considered appropriate, relied upon, or undertaken, among other things, the following:

(a)	The audited historical financial statements of Yak for the fiscal years ended June 30, 2001, 2002, 2003, 2004, and 2005, as provided by management and/or obtained from publicly available sources;

(b)	The internally prepared unaudited historical financial statements of Yak and each of its reporting units for the period July 1, 2005 to June 30, 2006 and for the period July 1, 2006 to July 31, 2006, as provided by management;

(c)	Certain publicly available information on the Company;

(d)	Certain internal information, primarily financial in nature, concerning the business and operations of the Company prepared by management;

(e)	The Company’s projections for the period July 1, 2006 to June 30, 2011, as prepared by management;

(f)	The recommendation made by Orion Securities Inc. (“Orion”) to the Independent Committee dated September 15, 2006;

(g)	The Agreement and Plan of Merger dated September 20, 2006, by and among Globalive, Yakquisition and Yak;

(h)	Summaries of correspondence, including binding and non-binding letters of intent from other bidders as provided to us by the Independent Committee;

(i)	Management’s Confidential Presentation to potential purchasers dated August, 2006;

(j)	The Confidential Information Memorandum prepared by Orion dated July 18, 2006;

(k)	Financial information and related materials of Yak that were contained in the Data Room;

(l)	Discussions with representatives of Orion;

KPMG

The Independent Committee of the Board of Directors

Yak Communications Inc.

September 26, 2006

(m)	Discussions with Yak’s management, including the Chief Executive Officer, Chief Accounting Officer, and President concerning the strategic, financial, and operational plans for Yak;

(n)	Discussions with the Chair of the Independent Committee regarding, among other matters, the process undertaken by the Independent Committee with respect to the Transaction;

(o)	A presentation to the Independent Committee including a review of certain strategic alternatives available to Yak prepared by an independent financial advisor dated June 7, 2006;

(p)	Certain publicly available financial information and stock market data relating to selected public companies that we considered might have relevance to our Fairness Opinion;

(q)	Financial terms, to the extent publicly available, of certain corporate acquisition transactions that we considered might have relevance to our Fairness Opinion;

(r)	Independent research concerning the North American telecommunications industry;

(s)	Independent research concerning the current economic conditions and outlook for the North American economy; and,

(t)	Conducted such other studies, analyses, and inquires as we deemed necessary and/or appropriate.

KPMG Corporate Finance’s work consisted primarily of inquiry, consideration, analysis and discussion of this information. Our reliance on this information is based, in part, on management’s representations as to the completeness and accuracy of the information provided by Yak.

Assumptions and Limitations

This Fairness Opinion has been prepared for the Independent Committee and, except as explicitly permitted herein, is not to be used or relied upon by any person, other than the Independent Committee, for any purpose other than as stated herein, and except as provided in this paragraph, is not intended for general circulation, nor is it to be published or made available to other parties in whole or in part without KPMG Corporate Finance’s prior written consent. KPMG Corporate Finance expressly disclaims any liability by reason of the use of this Fairness Opinion by any person other than the Independent Committee and does not assume any responsibility for losses resulting from the unauthorized or improper use of this Fairness Opinion. KPMG Corporate Finance consents to the inclusion of this Fairness Opinion in necessary filings by Yak with applicable securities commissions or similar regulatory authorities in the United States and Canada.

We have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained from public sources and Yak (collectively, the “Information”). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. KPMG Corporate Finance has assumed that the projections provided to it by management of Yak represent the best estimate of the most probable results for the Company for the periods presented therein. In preparing the Fairness Opinion, KPMG Corporate Finance has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise of Yak, as they were reflected in the Information and as they have been represented to us in discussions with management.

KPMG

The Independent Committee of the Board of Directors

Yak Communications Inc.

September 26, 2006

In our analyses and in preparing the Fairness Opinion, we made assumptions with respect to industry performance, general business and economic conditions and other matters.

The Fairness Opinion is given as of the date hereof and we disclaim any undertaking or obligation to change, modify or withdraw the Fairness Opinion for any change in any fact or matter affecting the Fairness Opinion that may come or be brought to our attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, which we become aware of, we reserve the right to change, modify or withdraw the Fairness Opinion.

No opinion, counsel, or interpretation is intended in matters that require legal or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

Approach

The assessment of fairness from a financial point of view must be determined in the context of each particular transaction. KPMG Corporate Finance has based this Fairness Opinion on methods and techniques that KPMG Corporate Finance considered appropriate in the circumstances as well as a number of factors relating to the Transaction which KPMG Corporate Finance considered to be relevant. The preparation of a fairness opinion is a complex process and it is not necessarily susceptible to partial analysis or a summary description. Accordingly, KPMG Corporate Finance’s analyses must be considered as a whole and the selection of portions of KPMG Corporate Finance’s analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the approaches underlying this Fairness Opinion. This Fairness Opinion is not to be construed as a recommendation to any holder of the Shares to support or reject the Transaction.

In order to assess the fairness of the Transaction from a financial point of view to the Shareholders, KPMG Corporate Finance considered the following, among other factors:

•	The process undertaken by the Independent Committee. The Independent Committee retained an independent financial advisor to review strategic alternatives prior to embarking on its sale process. The sale process was managed by a second independent financial advisor (Orion) and included an extensive canvassing of the market wherein a wide range of potential strategic and financial purchasers were approached. To our knowledge, no logical potential purchaser was specifically excluded from the process. The Offer Price reflects the extensive canvassing of the market and concurrent negotiations with several potential purchasers.

•	The proposed terms of the Transaction. The Transaction is an all cash offer subject to various conditions, the most significant of which being that no Shares will be taken up unless more than 80% of the Shares for which the Transaction is made are tendered to the Transaction. Consequently, by accepting the Transaction, the Shareholders do not incur any additional risk associated with future stock market fluctuations.

•	A review of the Offer Price in relation to the Company’s recent earnings and prospects. The transaction multiples and rates of return implied by the Offer Price are supported by public market multiples of comparable companies as well as precedent transactions.

•

A comparison of the Offer Price to the trading price of the Shares at various relevant dates. On a market basis, the Offer Price represents a premium of approximately 60% to both the 60-day weighted average trading price of the Shares prior to the June 20, 2006 announcement by the Board of its

KPMG

The Independent Committee of the Board of Directors

Yak Communications Inc.

September 26, 2006

intention to explore its strategic alternatives and to the 60-day weighted average trading price at September 20, 2006.

•	The price performance of the Shares. During the past twelve months, approximately 80% of the Shares which traded did so at prices between $3.00 and $4.00 with a 52 week high of $4.39 and a 52 week low of $2.76.

•	The relative liquidity of the Shares. In our view, the Shares are relatively thinly traded when compared to select public company comparables. The total volume of Shares traded in the past twelve months to September 20, 2006 was approximately 11.4 million shares, which represents approximately 1.3 times the public float. Further, the Shares are not covered by any nationally recognized investment banking equity analysts which likely has a negative impact on liquidity, extent and strength of momentum and general market perception.

Fairness Conclusion

On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction is fair from a financial point of view to the Shareholders of Yak.

Yours very truly,

/s/ KPMG Corporate Finance Inc.

KPMG CORPORATE FINANCE INC.